SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

CRYOCOR, INC.

(Name of Subject Company)

CRYOCOR, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

229016100

(CUSIP Number of Class of Securities)

Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

(508) 650-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

☐                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) by CryoCor, Inc. on April 29, 2008, as amended and supplemented by Amendment No. 1 filed with the SEC on May 15, 2008. Except as otherwise indicated, the information set forth in the original Schedule 14D-9, as previously amended, remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item  8.                                 Additional Information.

Item 8 is amended and supplemented by inserting the following section entitled “Closing of the Merger”:

The offering period of the Offer terminated at 12:00 midnight, New York City time, on Tuesday, May 27, 2008 (i.e., the end of the day on May, 27, 2008). In the Offer, an aggregate of approximately 11,615,925 shares of Common Stock were validly tendered and not withdrawn, representing approximately 91.06% of the outstanding shares of Common Stock. Purchaser has accepted for payment all tendered shares of Common Stock.

Pursuant to the Merger Agreement, on May 28th, 2008, the Purchaser merged with and into the Company, and the Company is now a wholly-owned subsidiary of BSS.

Item  9.                                 Exhibits.

Item 9 is hereby amended and supplemented as follows:

(a)(1)(J)                                Press release issued on May 28, 2008.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRYOCOR, INC.

By:	/s/ Lawrence J. Knopf
Name:	Lawrence J. Knopf
Title:	Assistant Secretary

Dated: May 28, 2008

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